Exhibit 6.3

May 15, 2018

Mr. Joey Bose

303 Venice Drive

Boynton Beach, FL 33426

Dear Joey:

I have the pleasure of extending an offer for employment as President of Cytonics Corporation. Your compensation will include a $85,000 base salary that will be paid semi- monthly. Your performance will be reviewed after every 3 months of employment. Your salary will be reviewed after 12 months of employment and every 12 months thereafter.

You will also participate in the company Stock Option Plan. You will receive an initial award of 424,800 common stock options at an exercise $2.00 per share that will vest over 3 years.

In addition to your base salary, you will be awarded a performance bonus that will be tied to the completion of specific objectives. You will have the opportunity to earn $55,000 as a performance bonus within the next 12 months. I have every confidence that with significant effort and excellent performance on your part you will achieve a substantial percentage of your maximum bonus.

You will receive 14.5 days of combined vacation, sick, and personal days along with 8 to 10 national holidays per year. You can select your own medical benefits plan and we will reimburse up to $300 per month for the medical benefit premium expenses that you incur.

I will make every effort to ensure you receive the tools and support that you will require to be successful in your endeavors. I look forward to your earliest acceptance of this offer. Please confirm your acceptance of this offer in writing.

Sincerely,

/s/ Gaetano Scuderi

Gaetano Scuderi, MD

CEO

Accepted: Joey Bose

Date:         5/15/2018

210 Jupiter Lakes Blvd, Suite 3102, Jupiter, FL 33458